CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

03003807

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

January 24, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed Second Quarter Report containing the Company's interim financial statements for the period ended November 30, 2002, duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr-fs.doc

CI Funds

82-4994

CI Fund Management Inc. November 30, 2002 Q2 Report

FINANCIAL HIGHLIGHTS

November 30, *(thousands, except per share amounts)*	**2002 $**	2001 $	% change
Total fee-earning assets, end of period	**34,642,639**	24,843,229	39
Mutual/seg fund assets under management, end of period	**29,727,774**	20,791,866	43
Average mutual/seg fund assets under management (6 months)	**26,402,974**	20,804,963	27
Average mutual/seg fund assets under management (3 months)	**29,078,703**	20,219,909	44
Earnings (loss) per share (6 months)	**0.18**	(0.18)	n/a
Earnings (loss) per share (3 months)	**0.09**	(0.10)	n/a
Diluted earnings (loss) per share (6 months)	**0.18**	(0.18)	n/a
Diluted earnings (loss) per share (3 months)	**0.09**	(0.10)	n/a
EBITDA* per share (6 months)	**0.77**	0.75	3
EBITDA* per share (3 months)	**0.37**	0.37	0
Diluted EBITDA per share (6 months)	**0.75**	0.73	3
Diluted EBITDA per share (3 months)	**0.37**	0.36	3
Total revenues per share (6 months)	**1.31**	1.26	4
Total revenues per share (3 months)	**0.65**	0.62	5
Common shares outstanding, end of period	**234,230**	175,707	33
Total gross sales** of mutual/seg funds (6 months)	**2,019,767**	1,748,975	15
Total gross sales** of mutual/seg funds (3 months)	**1,182,735**	859,939	38
Total redemptions of mutual/seg funds (6 months)	**2,232,013**	1,452,241	54
Total redemptions of mutual/seg funds (3 months)	**1,153,364**	760,037	52
Total net sales** of mutual/seg funds (6 months)	**(212,246)**	296,734	(172)
Total net sales** of mutual/seg funds (3 months)	**29,371**	99,902	(71)
Redemption value of mutual/seg funds	**748,802**	663,393	13

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

**Includes $297 million of sales arising from the conversion of certain segregated funds to investing in CI mutual funds from other underlying funds.

Dear Shareholders:

Market Review

The second quarter of fiscal 2003 started with a continuation of the bear market that began more than two years ago. From August 31, 2002, to October 9, 2002, all major indexes experienced dramatic declines, with the S&P 500 Index falling 15.0%, the Nasdaq Composite Index dropping 15.2%, the Dow Jones Industrial Average losing 15.7% and the S&P/TSX Composite Index falling 13.7%. This, combined with double-digit market declines during the first quarter of fiscal 2002, made it the most difficult period investors had experienced in decades.

Spurred by indications that the economic outlook was improving and that the corporate scandals were prompting better financial reporting and governance standards, markets staged a major rebound after October 9, 2002. By the end of the quarter on November 30, 2002, the indexes had surpassed their levels of August 31, 2002. In that seven-week period, the S&P 500 Index gained 20.9%, the Dow Jones Industrial Average rose 22.6%, the Nasdaq Composite Index climbed 32.8% and the S&P/TSX Composite Index was up 15.6%. As a result, all major indexes finished with slightly positive returns for the quarter.

The turnaround had the effect of boosting investors' confidence, as many viewed the markets as finally having bottomed. The improved markets led to an increase in overall mutual fund sales and a slowdown in the withdrawal of money from the industry. Industry sales of mutual funds excluding money market funds (as reported by IFIC) were positive in November 2002, reversing the trend of net redemptions over the preceding four months.

Operating Review

Total fee-earning assets at November 30, 2002, were $34.6 billion, up 40% from $24.8 billion at November 30, 2001, and up 35% from $25.7 billion at May 31, 2002. The acquisition of $11.7 billion in fee-earning assets on July 25, 2002, was primarily responsible for the increase. The effects of the acquisition were offset in part by the negative market returns and net redemptions of CI funds from June 1 to November 30, 2002.

Mutual and segregated fund assets were $29.7 billion at the end of the quarter, up 43% from November 30, 2001, and up 46% from May 31, 2002. The change in assets reflected the reasons discussed above. CI's assets as reported to the Investment Funds Institute of Canada (IFIC) were $28.3 billion at November 30, 2002. This figure is $1.4 billion below CI's actual mutual and segregated fund assets, because IFIC does not include segregated funds in its totals. It is important to note that CI's segregated funds generate revenues at levels similar to mutual funds.

At November 30, 2002, CI's fee-earning assets of $34.6 billion were comprised of $28.4 billion in mutual funds ($28.5 billion at August 31, 2002), $1.4 billion in segregated funds ($1.7 billion at August 31, 2002), $3.9 billion in institutional assets ($3.9 billion at August 31, 2002), and $1.0 billion in other fee-earning assets ($1.0 billion at August 31, 2002). The $28.4 billion in mutual funds included $1.1 billion in Class I funds (negotiated management fees) and $0.1 billion in Class F funds (no trailer fees) ($1.2 billion and $0.1 billion at August 31, 2002, respectively).



William T. Holland, President and Chief Executive Officer

Average mutual and segregated fund assets for the quarter were $29.1 billion, below the asset levels at both the beginning and the end of the quarter – reflecting the significant market decline and recovery during the quarter. All of CI's fee-earning assets were similarly affected.

CI had net redemptions during the quarter of $268 million, up slightly from $242 million in the first quarter of fiscal 2003. (CI's IFIC-reported sales were positive for the quarter, as they include $297 million of segregated funds converted to investing in CI mutual funds from other underlying funds). This compares to $100 million of net sales for the quarter ended November 30, 2001. The uncertainty in equity markets continued to affect the willingness of investors to put additional money into equity mutual funds in general. However, the sales trend within the quarter was positive. Net redemptions in November were 32% below October's levels and 55% lower than in September. Funds that continued to have positive net sales included the Harbour Funds under Gerry Coleman, certain funds within the Signature Funds group led by Eric Bushell, and the new CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc. At the end of 2002, Mr. Miller became the only equity mutual fund manager to outperform the S&P 500 Index for 12 consecutive years. His U.S.-based Legg Mason Value Trust (the model for the CI Value Trust Fund) finished the year more than three percentage points ahead of the index. Mr. Miller was named Fund Manager of the Decade by Morningstar in 1999 for his outstanding long-term record.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar fund rankings. As at November 30, 2002, CI had 23 funds with the top five-star rating, the second-highest total in the industry. (Comparisons to the prior year are not applicable as CI Funds now include funds acquired with Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico") on July 25, 2002). In total, CI had 53 funds with a five-star or four-star rating (based on three-year performance records) and 72 funds with a first-quartile return over one year.

In addition, the Harbour Fund, managed by Gerry Coleman, was named Best Canadian Equity Fund, and Signature Dividend Fund, managed by Eric Bushell and Ben Cheng, was named Best Dividend Fund at the Canadian Investment Awards in December 2002. It was the second consecutive year that these funds and their managers have won awards.

CI continued to integrate the Spectrum and Diversico businesses into its operations during the second quarter. In early September 2002, all administrative functions relating to Spectrum were converted onto the CI platform. In early October 2002, CI merged a significant number of the Spectrum funds with CI funds. In late November and early December 2002, CI converted the Diversico funds onto the CI platform. These activities were critical to CI achieving the operational synergies of the transaction.

After the acquisition, CI had relationships with 33 money managers, most in a sub-advisory arrangement. During the second quarter, CI reduced the number of money manager relationships to 21. As part of this consolidation, CI established an exclusive arrangement with Sionna Investment Managers Inc. under Kim Shannon, who has earned a Morningstar five-star rating with the CI Canadian Investment Fund. Other major new advisory relationships include MFS Institutional Advisors, Inc. and Howson Tattersall Investment Counsel Limited.

During the second quarter of fiscal 2003, CI moved to realize the benefits of its preferred relationship with more than 4,000 Clarica agents and managers. The successful integration of all Diversico funds onto CI's administrative platform, including all client service activities and automation of processing, was a critical step in allowing CI to provide key products such as the Harbour Funds and Signature Funds to the Clarica agents.

Financial Review

Three months ended November 30, 2002

Total revenues for the quarter ended November 30, 2002, were $152.5 million, compared with $108.6 million in the prior year – an increase of 40%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired with Spectrum and Diversico. The most significant component of revenues for the quarter was management fees, which increased by 49% from $92.0 million in the second quarter of fiscal 2002 to $136.7 million in fiscal 2003.

Administrative fees and other income rose 8% from $5.1 million to $5.5 million due to increased revenues from institutional assets at CI's U.S. subsidiaries ($4.0 million versus $3.4 million in fiscal 2002), offset in part by a decline in revenues from third-party processing ($1.1 million versus $1.4 million in fiscal 2002). By November 30, 2002, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated going forward.

Redemption fees for the quarter rose to $13.1 million from $10.7 million in fiscal 2002, primarily because of redemption fees on the newly acquired Spectrum and Diversico assets and also from slightly higher redemption rates overall.

Selling, general and administrative expenses rose 52% from $19.5 million to $29.6 million. The majority of the increase was from expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $15.5 million to $24.2 million. The increase in the cost of fund operations reflected the additional cost of the Spectrum and Diversico operations, including ongoing operating expenses and integration expenses. Though CI had consolidated the operating activities of Spectrum and Diversico by December 31, 2002, the cost savings will be reflected in future quarters.

Net selling, general and administrative expenses rose from $4.1 million in the second quarter of fiscal 2002 to $5.4 million in fiscal 2003. The majority of the increase was the result of expenses associated with a number of fund mergers completed in October 2002.

Investment adviser fees rose 27% from $10.2 million in fiscal 2002 to $13.0 million in fiscal 2003. The increase was consistent with the change in mutual and segregated fund assets, but declined slightly as measured by basis points of average assets under management – reflecting synergies achieved in rationalizing the number of investment advisers.

Trailer fees rose from $23.2 million in fiscal 2002 to $41.1 million in fiscal 2003, an increase of 77%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets of the Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees to limited partnerships declined from $2.6 million to $1.7 million due to the effects of market declines and the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1997.

Amortization of deferred sales commissions fell slightly from $50.9 million to $50.3 million. The commissions from CI's record sales in fiscal 2000 and 2001 are becoming fully amortized under CI's amortization period of 36 months. This effect was offset in part by the $7.0 million in additional sales commissions being amortized on the Spectrum and Diversico assets.

Interest expense increased from $0.9 million in fiscal 2002 to $1.7 million in fiscal 2003 because of higher levels of long-term debt.

Other expenses rose slightly from $2.5 million is fiscal 2002 to $3.0 million in fiscal 2003, primarily reflecting increased expenses associated with the management of significantly higher institutional assets at CI's U.S. subsidiaries ($2.2 million versus $1.8 million in the prior year), offset slightly by a reduction in CI's third-party processing expenses ($0.4 million, down from $0.5 million in the prior year).

As no options have been granted in fiscal 2003, there is no effect on the financial statements under the new accounting recommendations for stock-based compensation adopted by CI.

During the second quarter, CI incurred a loss on the sale of marketable securities of $2.8 million arising primarily from seed capital investments in certain of its hedge and mutual funds.

Total expenses for the quarter were $116.3 million, an increase of 23% from $94.4 million in fiscal 2002. This compares favourably with the 40% increase in revenues.

Income before taxes and amortization of goodwill was $35.1 million for the quarter ended November 30, 2002, an increase of 172% from the prior year.

Net income for the period was $21.4 million, compared with a net loss of $17.1 million in the prior year. Of the $38.5 million increase in net income, $24.6 million was a result of the goodwill amortized during the quarter ended November 30, 2001, and $13.9 million resulted from the increase in the overall profitability of CI.

Under new accounting recommendations adopted by CI, goodwill is no longer amortized. As such, there was no amortization of goodwill in the second quarter of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $87.6 million ($0.37 per share) for the quarter, an increase of 35% from $65.1 million ($0.37 per share) in fiscal 2002. EBITDA, free cash flow and operating margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $47.3 million, up 72% from $27.5 million in the prior fiscal year and was approximately 2.5 times the $0.08 per share dividend paid on December 15, 2002.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses as a percentage of average mutual fund assets) was 1.06% for the quarter, down from 1.08% in the prior year, but up from 1.04% in the first quarter of fiscal 2003. The decrease from the prior year was attributable to trailer fees, which rose from 0.46% to 0.57%, reflecting the high percentage of front-end-load assets in the Diversico funds. Offsetting this was an increase in management fee margins, which rose from 1.83% to 1.89%, and a decrease in investment adviser expenses from 0.20% to 0.18%.

Six Months ended November 30, 2002

Average mutual and segregated fund assets for the six months were $26.4 billion, up 27% from $20.8 billion for the six months ended November 30, 2001. The increase was a result of the acquisition of Spectrum and Diversico and their $11.7 billion in mutual and segregated fund assets.

CI had net redemptions of $509 million for the six months, compared with net sales of $297 million in the prior fiscal year. The effect of the market declines on the sales of CI's growth-oriented funds and a decline in industry sales of mutual funds were the primary reasons for the decline in net sales.

Total revenues for the six months ended November 30, 2002, were $282.9 million, up 26% from the prior year. The primary contributor to the increase was management fee revenue, which rose 28% from $192.5 million in fiscal 2002 to $246.3 million in fiscal 2003. The increase in management fees resulted from the $11.7 billion of mutual funds acquired from Spectrum and Diversico, which have been included in CI's results starting July 25, 2002.

Redemption fee revenue was $26.3 million for the six months of fiscal 2003, up from $20.1 million in the prior fiscal year – a result of increased redemptions combined with additional assets from Spectrum and Diversico that had redemption fees.

Administrative fees and other income was $12.8 million for the six months, up 17% from the prior fiscal year, primarily due to an increase in institutional revenues from CI's U.S.-based money management subsidiaries. The primary components of administrative fees and other income were institutional revenues of $8.3 million (up 13%) and third-party processing revenues of $4.0 million (up 46%). By November 30, 2002, the majority of CI's third-party processing arrangements had been terminated and no significant income of this type is anticipated going forward.

Selling, general and administrative expenses for the six months were $54.2 million, up 38% from the prior year due to the acquisition of Spectrum and Diversico, which had higher fund operating expense structures than CI. Net of expenses recovered from the funds, expenses rose 19% from $8.4 million to $10.0 million, less than the 27% increase in average assets. CI was successful in eliminating many of the corporate expenses associated with the operation of Spectrum and Diversico.

Investment adviser expenses were $24.9 million for the period, up 20% from the prior year. The additional expense was consistent with the increase in assets under management and partly reflected the benefits of consolidating investment advisers during the six-month period.

Trailer fees rose from $48.7 million to $71.8 million due to the Spectrum and Diversico assets having a greater percentage of front-end-load assets that pay higher trailer fees but do not pay up-front commissions.

Distribution fees to limited partnerships fell from $5.7 million to $3.8 million as a result of the redemption of assets that had commissions financed by limited partnerships and the reduced market value of the funds.

Amortization of deferred sales commissions was $97.6 million, down from $101.2 million in the prior year. The decline reflected lower levels of unamortized deferred sales commission on CI assets, offset partly by additional unamortized deferred sales commissions on the Spectrum and Diversico assets.

Interest on long-term debt rose from $1.9 million to $2.7 million due to higher levels of long-term debt.

Other expenses rose from $5.2 million in fiscal 2002 to $6.2 million in fiscal 2003 primarily because of expenses associated with CI's U.S. institutional business ($4.9 million in fiscal 2003 versus $3.8 million in the prior year). Expenses associated with CI's third-party processing were $1.1 million, unchanged from the prior year.

During the six months, CI incurred a $2.6 million loss on marketable securities, which were primarily seed capital investments in new hedge and mutual funds launched by CI.

CI's operating margin (management fees less net selling, general and administrative expenses, investment advisory fees and trailer fees, as a percentage of average mutual fund assets) was 1.05% for the six months ended November 30, 2002, compared with 1.10% in the prior year. The increase in trailer fees was the prime contributor to the change in margins.

Income before amortization of goodwill was $39.0 million or $0.18 per share for the six months ended November 30, 2002, up 119% from $17.8 million or $0.10 per share in the prior year. The increase reflected the additional profitability arising from increased assets under management.

EBITDA for the six months was $164.8 million or $0.77 per share, up 23% from $134.1 million or $0.75 per share in the prior year.

Free cash flow for the six months was $85.0 million, compared with $68.9 million in the prior year. Under its normal course issuer bid, CI repurchased 8.2 million shares at an average price of $10.38 per share, for total consideration of $85.0 million.

Financial Position

Debt, net of cash and marketable securities, was $107.5 million, up from $48.2 million at November 30, 2001. The additional debt was used primarily to finance the repurchase of CI common shares. At November 30, 2002, CI had $61.8 million in marketable securities, of which the largest investment was $38.4 million of common shares of Assante Corporation. These shares are held for investment purposes. The remaining investments are primarily hedge and mutual fund seed investments. The value of all marketable securities generally fluctuates with overall market levels. In the first quarter of fiscal 2003, CI spent $82.2 million to buy back 7.9 million shares at an average price of $10.41 per share. In the second quarter of fiscal 2003, CI spent $2.7 million to buy back 0.3 million shares at an average price of $9.69 per share. By November 30, 2002, CI had repurchased the then maximum number of common shares under its normal course issuer bid for the period ending May 26, 2003. However, in December 2002, The Toronto Stock Exchange accepted CI's amendment to its notice to proceed with a normal course issuer bid, which allows CI to repurchase an additional 1.9 million shares by May 26, 2003.

At November 30, 2002, 61% of CI's mutual fund assets had been financed on a deferred-sales-charge basis with terminal redemption fees of $748.8 million.

Outlook

The bear market of the past few years may have ended in CI's second quarter of fiscal 2003 and market gains by the end of the quarter have had a positive effect on the consolidated fee-earning assets of CI and the overall investment environment. A further increase in asset levels depends on an improvement in the global investment climate along with market growth and renewed investor interest. Nevertheless, CI is making every effort to realize the synergies available from the acquisition of Spectrum and Diversico, and has already achieved significant operating cost savings, which will be reflected in the operating costs of the funds in the latter part of fiscal 2003 and onwards. CI's operating margin is expected to remain around current levels and net income will reflect these margins in conjunction with market performance. CI's efforts currently focus on taking advantage of its preferred distribution arrangement with Clarica advisers and to actively market CI's extensive lineup of highly rated funds. In addition, CI continues to look for opportunities to grow its business despite the uncertain markets and to take action to increase shareholder value.

Free cash flow is expected to continue to be significantly in excess of CI's current dividend resulting in surplus funds being available to repurchase shares under CI's normal course issuer bid. The Board of Directors declared a quarterly cash dividend of $0.08 per common share payable on March 14, 2003, to shareholders of record on March 1, 2003, reflecting CI's continuing strong free cash flow.

William T. Holland
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended November 30, (unaudited)

	2002	2001
	$	$
REVENUE *[note 1 (c)]*		
Management fees	**136,678,803**	92,012,239
Administration fees and other income	**5,474,777**	5,067,997
Redemption fees	**13,128,101**	10,675,265
Performance fees	**52,090**	729,744
Gain (loss) on sale of marketable securities	**(2,834,946)**	116,689
	152,498,825	108,601,934
EXPENSES		
Selling, general and administrative	**29,637,361**	19,540,974
Less: expenses recovered from funds *[note 1(c)]*	**24,203,288**	15,481,018
Net selling, general and administrative	**5,434,073**	4,059,956
Investment adviser fees	**13,038,758**	10,242,928
Trailer fees	**41,116,135**	23,173,172
Distribution fees to limited partnerships	**1,746,982**	2,635,373
Amortization of deferred sales commissions	**50,305,154**	50,854,788
Interest on long-term debt	**1,667,427**	850,665
Other	**2,959,785**	2,533,745
	116,268,314	94,350,627
Minority interest	**1,164,418**	1,350,648
Income before income taxes and amortization of goodwill	**35,066,093**	12,900,659
Provision for income taxes		
Current	**25,818,711**	15,667,601
Future	**(12,182,089)**	(10,283,478)
	13,636,622	5,384,123
Income before amortization of goodwill	**21,429,471**	7,516,536
Amortization of goodwill *[note 1 (b)]*	**–**	24,567,611
Net income (loss) for the period	**21,429,471**	(17,051,075)

	2002	2001
	$	$
Net income (loss) for the period	**21,429,471**	(17,051,075)
Deficit, beginning of period	**(296,283,890)**	(95,754,372)
Cost of shares repurchased in excess of stated value *[note 3]*	**(1,614,001)**	(20,690,087)
Dividends declared	**(18,757,023)**	(1,804,598)
Deficit, end of period	**(295,225,443)**	(135,300,132)
Earnings per share before amortization of goodwill	**0.09**	0.04
Diluted earnings per share before amortization of goodwill *[note 3 (d)]*	**0.09**	0.04
Earnings (loss) per share	**0.09**	(0.10)
Diluted earnings (loss) per share *[note 3 (d)]*	**0.09**	(0.10)

(see accompanying notes)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the six months ended November 30, (unaudited)

	2002	2001
	$	$
REVENUE *[note 1 (c)]*		
Management fees	**246,328,888**	192,537,017
Administration fees and other income	**12,756,853**	10,909,381
Redemption fees	**26,309,860**	20,146,181
Performance fees	**52,090**	1,097,644
Gain (loss) on sale of marketable securities	**(2,589,818)**	116,689
	282,857,873	224,806,912
EXPENSES		
Selling, general and administrative	**54,205,111**	39,412,502
Less: expenses recovered from funds *[note 1(c)]*	**44,178,582**	31,004,372
Net selling, general and administrative	**10,026,529**	8,408,130
Investment adviser fees	**24,905,449**	20,717,185
Trailer fees	**71,810,260**	48,719,149
Distribution fees to limited partnerships	**3,782,893**	5,657,440
Amortization of deferred sales commissions	**97,617,649**	101,194,597
Interest on long-term debt	**2,685,075**	1,931,184
Other	**6,209,606**	5,580,458
	217,037,461	192,208,143
Minority interest	**2,335,825**	2,724,825
Income before income taxes and amortization of goodwill	**63,484,587**	29,873,944
Provision for income taxes		
Current	**48,931,025**	17,490,127
Future	**(24,397,204)**	(5,426,645)
	24,533,821	12,063,482
Income before amortization of goodwill	**38,950,766**	17,810,462
Amortization of goodwill *[note 1 (b)]*	–	49,135,222
Net income (loss) for the period	**38,950,766**	(31,324,760)

	2002	2001
	$	$
Net income (loss) for the period	**38,950,766**	(31,324,760)
Deficit, beginning of period	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value *[note 3]*	**(70,254,569)**	(54,660,367)
Dividends declared	**(27,232,047)**	(3,615,195)
Deficit, end of period	**(295,225,443)**	(135,300,132)
Earnings per share before amortization of goodwill	**0.18**	0.10
Diluted earnings per share before amortization of goodwill *[note 3 (d)]*	**0.18**	0.10
Earnings (loss) per share	**0.18**	(0.18)
Diluted earnings (loss) per share *[note 3 (d)]*	**0.18**	(0.18)

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended November 30, (unaudited)

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**21,429,471**	(17,051,075)
Add (deduct) items not involving cash		
Depreciation and amortization	**602,335**	25,088,348
Future income taxes	**(12,182,089)**	(10,283,478)
Amortization of deferred sales commissions	**50,305,154**	50,854,788
(Gain) loss on sale of marketable securities	**2,834,946**	(116,689)
Minority interest	**1,164,418**	1,350,648
	64,154,235	49,842,542
Net change in non-cash working capital balances related to operations	**(1,344,524)**	20,977,719
Cash provided by operating activities	**62,809,711**	70,820,261
INVESTING ACTIVITIES		
Additions to capital assets	**(28,842)**	(196,633)
Purchase of marketable securities	**(9,061,390)**	(11,986,000)
Proceeds on sale of marketable securities	**26,022,159**	8,310,393
Sales commissions	**(15,683,677)**	(20,956,259)
Cash provided by (used in) investing activities	**1,248,250**	(24,828,499)

	2002 $	2001 $
FINANCING ACTIVITIES		
Long-term debt	**(39,000,000)**	(16,000,000)
Repurchase of share capital	**(2,739,006)**	(24,989,407)
Issuance of share capital	**202,776**	462,576
Distributions to minority interest	**—**	(1,715,017)
Dividends paid to shareholders	**(18,757,023)**	(1,804,598)
Cash used in financing activities	**(60,293,253)**	(44,046,446)
Net increase in cash during the period	**3,764,708**	1,945,316
Cash, beginning of period	**1,430,278**	2,479,683
Cash, end of period	**5,194,986**	4,424,999
Operating cash flow per share	**0.27**	0.28
Diluted operating cash flow per share *[note 3 (d)]*	**0.27**	0.27

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended November 30, (unaudited)

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**38,950,766**	(31,324,760)
Add (deduct) items not involving cash		
Depreciation and amortization	**1,037,095**	50,205,800
Future income taxes	**(24,397,204)**	(5,426,645)
Amortization of deferred sales commissions	**97,617,649**	101,194,597
(Gain) loss on sale of marketable securities	**2,589,818**	(116,689)
Minority interest	**2,335,825**	2,724,825
	118,133,949	117,257,128
Net change in non-cash working capital balances related to operations	**(52,693,995)**	3,131,393
Cash provided by operating activities	**65,439,954**	120,388,521
INVESTING ACTIVITIES		
Additions to capital assets	**(140,713)**	(504,429)
Purchase of marketable securities	**(52,684,998)**	(28,961,435)
Proceeds on sale of marketable securities	**30,763,835**	11,605,393
Sales commissions	**(30,833,306)**	(45,621,444)
Dispositions of other assets	—	1,146,423
Cash aquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs *[note 2]*	**9,743,775**	—
Cash used in investing activities	**(43,151,407)**	(62,335,492)

	2002 $	2001 $
FINANCING ACTIVITIES		
Long-term debt	**92,000,000**	15,000,000
Repurchase of share capital	**(84,965,053)**	(64,409,101)
Issuance of share capital	**1,509,590**	2,673,472
Distributions to minority interest	**(1,514,264)**	(3,317,767)
Dividends paid to shareholders	**(27,232,047)**	(3,615,195)
Cash used in financing activities	**(20,201,774)**	(53,668,591)
Net increase in cash during the period	**2,086,773**	4,384,438
Cash, beginning of period	**3,108,213**	40,561
Cash, end of period	**5,194,986**	4,424,999
Operating cash flow per share	**0.55**	0.66
Diluted operating cash flow per share *[note 3 (d)]*	**0.54**	0.64

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

	As at November 30, 2002 (unaudited) $	As at May 31, 2002 $
ASSETS		
Current		
Cash	**5,194,986**	3,108,213
Marketable securities	**61,768,469**	42,437,124
Accounts receivable and prepaid expenses	**45,747,577**	16,959,402
Total current assets	**112,711,032**	62,504,739
Capital assets	**5,796,247**	2,627,477
Deferred sales commissions, net of accumulated amortization of $347,426,625 (May 31, 2002 - $323,507,788)	**192,471,267**	221,892,159
Fund management contracts	**432,581,803**	—
Goodwill *[note 1 (b)]*	**254,716,153**	—
Other assets	**3,458,577**	3,717,211
	1,001,735,079	290,741,586

	As at November 30, 2002 (unaudited) $	As at May 31, 2002 $
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**49,386,297**	32,486,690
Income taxes payable	**5,368,758**	36,520,643
Total current liabilities	**54,755,055**	69,007,333
Deferred lease inducements	**3,463,099**	1,656,425
Long-term debt	**174,500,000**	82,500,000
Future income taxes	**128,361,798**	77,643,569
Total liabilities	**361,079,952**	230,807,327
Minority interest	**3,995,649**	3,174,090
Shareholders' equity		
Share capital *[note 3]*	**931,884,921**	293,449,762
Deficit	**(295,225,443)**	(236,689,593)
Total shareholders' equity	**636,659,478**	56,760,169
	1,001,735,079	290,741,586

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in CI Fund Management Inc.'s May 31, 2002 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2002, CI adopted new accounting recommendations for Stock-Based Compensation on a prospective basis. This change in accounting policy had no effect on the financial statements for the three and six month periods ending November 30, 2002 as no options were granted during the periods.

b) Effective June 1, 2002, CI adopted new accounting recommendations for Goodwill and Other Intangible Assets on a prospective basis. These recommendations require that intangible assets with an indefinite life and goodwill not be amortized. If goodwill had not been amortized in 2001, net loss for the three and six months ended November 30, 2001 would have been reduced by the amortization expense of $24,567,611 and $49,135,222, respectively.

Fund management contracts acquired pursuant to the acquisition on July 25, 2002 (note 2) have been determined to have an indefinite life and therefore the related intangible asset is not subject to amortization.

The recommendations require that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis.

c) Effective June 1, 2002, CI has disclosed expenses recovered from funds as a reduction of selling, general and administrative expenses ("SG&A"). In prior fiscal years, expenses recovered from funds were reported as revenue in the consolidated financial statements. CI has changed its accounting policy in order to enhance presentation of total SG&A, the portion of total SG&A recovered from funds, and SG&A net of expenses recovered from funds. This change in accounting policy, which has been applied retroactively with restatement of comparative financial information, had no effect on net income (loss) for the periods ended November 30, 2002 and 2001, or on shareholders' equity for the periods then ended.

These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual consolidated financial statements for the year ended May 31, 2002.

2. ACQUISITION OF SPECTRUM INVESTMENT MANAGEMENT LIMITED AND CLARICA DIVERSICO LTD.

On July 25, 2002, CI acquired all of the outstanding shares of Spectrum Investment Management Limited ["Spectrum"], the mutual fund management subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ["Diversico"], the mutual fund management subsidiary of Clarica Life Insurance Company. The acquisition was accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	10,132,812
Deferred sales commissions	37,363,468
Fund management contracts	432,581,803
Other assets	8,760,544
Future income taxes	(75,115,432)
Other liabilities	(16,414,258)
Goodwill on acquisition	254,716,153
	652,025,090

Details of the consideration given, at fair value, are as follows:

	$
Shares [71,217,055 common shares]	651,636,053
Transaction costs	389,037
	652,025,090

The common shares of CI issued as consideration were valued at $9.15, the weighted average price for July 24, 2002.

The goodwill on acquisition is not deductible for income tax purposes.

Immediately following the acquisition, Spectrum and Diversico were amalgamated into CI Mutual Funds Inc.

3. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares	Amount $
May 31, 2002	170,785,428	293,449,762
Issuance of share capital *[note 2]*	71,217,055	651,636,053
Exercise of stock options	361,000	1,306,814
Share repurchase	(7,900,700)	(13,585,479)
August 31, 2002	234,462,783	932,807,150
Exercise of stock options	50,000	202,776
Share repurchase	(282,772)	(1,125,005)
November 30, 2002	234,230,011	931,884,921

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options	Weighted average exercise price $
May 31, 2002	12,720,200	6.72
Options exercised	(361,000)	3.62
Options cancelled	(65,000)	10.32
August 31, 2002	12,294,200	6.79
Options exercised	(50,000)	4.06
Options cancelled	—	—
November 30, 2002	12,244,200	6.80

Options outstanding and exercisable as at November 30, 2002 are as follows:

Range of exercise price $	Number outstanding	Number exercisable	Weighted average exercise price $
1.34 to 3.00	130,000	130,000	2.81
3.01 to 4.00	3,672,700	3,239,900	3.82
4.01 to 5.00	4,235,200	2,235,100	4.66
5.01 to 10.00	72,000	18,000	7.78
10.01 to 15.65	4,134,300	370,100	11.75
1.34 to 15.65	12,244,200	5,993,100	6.80

c) Under a normal course issuer bid, CI repurchased to November 30, 2002, 8,183,472 common shares at an average price of $10.38 per share for total consideration of $84,965,053.

d) The weighted average number of shares outstanding for the six month periods ended November 30 were:

	2002	2001
Basic	215,266,715	178,229,023
Diluted	219,885,860	184,464,262

The weighted average number of shares outstanding for the three month periods ended November 30 were:

	2002	2001
Basic	234,231,114	176,352,026
Diluted	238,692,300	182,001,080

The maximum number of shares that would be outstanding at November 30, 2002 if all options outstanding could have and had been exercised at this date would be 246,474,211 common shares.

e) On January 9, 2003, the Board of Directors declared a cash dividend of $0.08 per share payable on March 14, 2003 to shareholders of record on March 1, 2003.

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7 www.cifunds.com